[Letterhead of Level 8 Systems, Inc.]

March 15, 2005
VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Level 8 Systems, Inc.
   Registration on Form S-4 filed February 15, 2005
   File No. 333-122833

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Level 8 Systems, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-4 (File No. 333-122833), filed with the Commission on February 15, 2005, and all exhibits filed thereto (the “Registration Statement”). The Registration Statement was filed with the Commission in connection with a proposed issuance of shares of common stock by Cicero, Inc., Registrant’s wholly owned subsidiary, to the shareholders of the Registrant in connection with the merger of registrant into Cicero, Inc. The Registrant has been advised by the Commission pursuant to a letter dated February 28, 2005, from Mark P. Shurman, Branch Chief - Legal Office of Computers and Online Services, that it should withdraw the Registration Statement and that Cicero, Inc. should file a Form S-4 to register the proposed transaction. No securities have been sold pursuant to the Registration Statement.

The Registrant requests, in accordance with Rule 457(p) promulgated under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for the future use by the Registrant, or a successor of the Registrant within the meaning of Rule 405, or a majority owned subsidiary of the Registrant.

Should you have any questions regarding this matter, please contact the Registrant’s legal counsel, Robert J. May, Jr., Esq. of Lemery Greisler LLC, at (518) 581-8800.

Respectfully submitted,

Level 8 Systems, Inc.

/s/ John P. Broderick
John P. Broderick,
Chief Financial and Operating Officer